UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.)*

UP Fintech Holding Limited
(Name of Issuer)

Class A Ordinary Shares, par value US$0.00001 per share
(Title of Class of Securities)

91531W106**
(CUSIP Number)

December 31, 2019
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ] Rule 13d-1(b)

[    ] Rule 13d-1(c)

[ X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**This CUSIP number applies to the Issuer’s American Depositary Shares (“ADSs”). Each one ADS represents fifteen Class A Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 6 Pages

CUSIP No. 91531W106	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS
XULU WANG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
114,940,628 (1)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
114,940,628 (1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
114,940,628 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.47% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1)	As of December 31, 2019, Mr. Wang may be deemed the beneficial owner of 114,940,628 Shares. As of December 31, 2020, Mr. Wang may be deemed the beneficial owner of 19,498,013 Shares.
(2)
As of December 31, 2019, Mr. Wang may be deemed the beneficial owner of 6.47% of the Shares outstanding. As of December 31, 2020, Mr. Wang may be deemed the beneficial owner of 0.98% of the Shares outstanding.

CUSIP No. 91531W106	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

UP Fintech Holding Limited (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

18/F, Grandyvic Building, No. 1 Building,
No. 16 Taiyanggong Middle Road, Chaoyang District,
Beijing, 100020 PRC

Item 2(a).	Name of Person Filing

This Statement is filed on behalf of Mr. Xulu Wang (the “Mr. Wang”) and relates to Shares (as defined herein) held directly by Jager Fintech Holding Limited (“Jager”). Mr. Xulu Wang is the sole director and holds 100% of the equity interests in Jager.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Flat 29D, Tower 5, Island Garden, 33 Chai Wan Road, Hong Kong

Item 2(c).	Citizenship:

Mr. Wang is a citizen of Hong Kong.

Item 2(d).	Title of Class of Securities:

Class A Ordinary Shares, par value US$0.00001 per share (the “Shares”)

Item 2(e).	CUSIP Number:

91531W106 (This CUSIP number applies to the Issuer’s ADS)

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of December 31, 2019, Mr. Wang may be deemed the beneficial owner of 114,940,628 Shares. This amount includes: (i) 12,307,088 Shares and (ii) 6,842,236 ADS, each one of which represents fifteen Shares, held directly by Jager.

As of December 31, 2020, Mr. Wang may be deemed the beneficial owner of 19,498,013 Shares. This amount includes: (i) 12,307,088 Shares and 479,395 ADS, each one of which represents fifteen Shares, held directly by Jager.

Item 4(b)	Percent of Class:

As of December 31, 2019, Mr. Wang may be deemed the beneficial owner of approximately 6.5% of Shares outstanding. (There were 1,777,218,449 Shares outstanding as of December 31, 2019, as reported by the Issuer’s Form 20-F, filed by the Issuer with the SEC on April 29, 2020.)

As of December 31, 2020, Mr. Wang may be deemed the beneficial owner of approximately 1.0% of Shares outstanding. (There were 1,985,892,425 Shares outstanding as of December 31, 2020, according to information provided by the Issuer.)

CUSIP No. 91531W106	Page 4 of 5 Pages

Item 4(c)	Number of Shares as to which such person has:

As of December 31, 2019:

(i) Sole power to vote or direct the vote:	114,940,628
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or direct the disposition of:	114,940,628
(iv) Shared power to dispose or direct the disposition of:	0

As of December 31, 2020:

(i) Sole power to vote or direct the vote:	19,498,013
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or direct the disposition of:	19,498,013
(iv) Shared power to dispose or direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 91531W106	Page 5 of 5 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

XULU WANG
/s/ Xulu Wang

February 16, 2021